Mail Stop 6010

      April 7, 2006

VIA U.S. MAIL AND FACSIMILE (717) 730-2550

Troy Bryce
Ames True Temper, Inc.
Chief Accounting Officer
465 Railroad Avenue
Camp Hill, Pennsylvania  17011

      Re:	Ames True Temper, Inc.
		Form 10-K for the fiscal year ended October 1, 2005
      Filed December 22, 2005
		File No. 333-118086

Dear Mr. Bryce:

      We have reviewed your response dated March 10, 2006 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 1, 2005

Note 8.  Goodwill and Other Intangibles, page 49

1. We reference your response to prior comment six in our letter dated February 7, 2006. We see that you used an income based model to assess whether any impairment existed in your trade name intangible asset at the end of fiscal year 2005. You indicate that the periods of economic contribution and discount rate was
comparable
to those used in the goodwill impairment test and that you
determined
that no impairment existed in the trade names.    Describe more
specifically the updated and reassessed assumptions, including the bases therefor. Also describe why you believe the model continues to be appropriate. That is, in light of the significant goodwill impairment, please explain in more detail the basis for your conclusion that the trade names are not impaired.

Form 8-K dated February 10, 2006

2. We see that you present "adjusted EBITDA," a non-GAAP measure, within the headline of your press released furnished on Form 10-K. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K. Under that Item, you must include a presentation with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP. Please appropriately revise future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.

      Sincerely,



      Gary Todd
      Reviewing Accountant
Mr. Bryce
Ames True Temper, Inc.
April 7, 2006
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